File No. 70-8887


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                 -----------------------------------------------


                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                               212 East 6th Street
                           Tulsa, Oklahoma 74119-1212

                   (Names of company filing this statement and
                     address of principal executive office)
               ---------------------------------------------------


                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)
               ---------------------------------------------------


                               William R. McKamey
                                 General Manager
                       Public Service Company of Oklahoma
                               212 East 6th Street
                           Tulsa, Oklahoma 74119-1212

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005

                   (Name and addresses of agents for service)

                  Public Service Company of Oklahoma ("PSO"), an Oklahoma corporation and a wholly-owned electric utility subsidiary of Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Amendment No. 2 to the Form U-1 Application-Declaration in this File No. 70-8887 (the "Application") for the purposes of amending Items 1 and 6 in the following respects. In all other respects, the Application as previously filed and amended will remain the same. Item 1. Description of Proposed Transaction.
         Item 1 is hereby amended to add the following information:
Financial Background of NSSI and Numanco Inc.
         Set forth below is PSO's understanding of the financial situation of NSSI and Numanco Inc. prior to their entry into proceedings for reorganization in the Bankruptcy Court. Prior to filing for bankruptcy protection, NSSI had two outstanding loans from two separate banks: a $7 million term loan secured by fixed assets of NSSI and its subsidiaries, and a $20 million revolving credit facility secured by their current assets, primarily receivables. The loans went into technical default under certain covenants in the loan agreements by the end of 1994. In order to attempt to avoid the consequences of such default, the borrowing base and interest rate provisions of the loans were amended, the NSSI board installed a new management team and outside consultants were retained to assist with the company's financial restructuring.

         Although NSSI's financial restructuring was progressing, one of the lenders, in September 1995, indicated it would no longer fund advancements under the line of credit extended by it. Consequently, because all current assets were pledged to the banks, NSSI had no access to working capital and was forced to file for bankruptcy protection. No default in the timely payment of principal and interest on the loans had ever occurred. Indeed, Numanco Inc. was profitable for the two years prior to the filing for bankruptcy protection. Exhibit 13 hereto contains an income statement and balance sheet for Numanco Inc. for the years 1993, 1994 and 1995.
         Steps are being taken to provide for the financial soundness of the Numanco Companies. Numanco LLC (and Numanco Inc. until Numanco LLC succeeds to all of the business of Numanco Inc.) currently has a four year business plan pursuant to which it will first seek to secure its existing customer base, then expand services within its current areas of business and finally apply its expertise in expanded areas of business. To achieve these goals, Numanco LLC is divided into four divisions, each run by a vice president.
         1. Health Physics and Decontamination Services. Staff augmentation in the radiological and decontamination field is Numanco LLC's core business and is expected to contribute over 90% of the company's revenues over the next three years. Market expansion will be focused primarily on increasing market share within the utility industry, and providing the same or similar services to Department of

         Energy ("DOE") and Department of Defense ("DOD") facilities. The services provided range from project engineering and project scheduling to the provision of lower levels of technical assistance. 2. Maintenance. Maintenance is a broad service category that encompasses over 150 job disciplines. The services provided range from turn-key maintenance projects to staff augmentation of specialty employees such as welders and machinists. Special emphasis will be placed on developing this line of business because of the wide market potential and the diversification it provides. Numanco LLC plans to expand its markets through direct bids as well as cooperative arrangements with other equipment and service providers. 3. Training. Worker training in power plants, whether fossil or nuclear, focuses on Occupational Safety and Health Act ("OSHA") requirements. Numanco LLC has developed numerous training programs for its temporary employees. Employees are required to participate in these programs prior to working at a plant site. Several utilities have expressed an interest in Numanco's providing this same training to their employees. The market for these services is principally the electric utility industry with the potential to expand into DOE and DOD facilities. 4. Quality Assurance and Quality Control ("QA/QC"). In order to provide services to the nuclear industry, Numanco LLC has had to develop extensive QA/QC programs. These programs are audited by the Nuclear Regulatory Commission, Numanco's customers and other industry groups. Developing and maintaining a QA/QC program requires significant expertise and discipline. Several utilities have expressed interest in Numanco's developing and supporting their QA/QC efforts in both nuclear and fossil facilities.
         Exhibit 14 hereto contains a summary of the types of personnel available and marketed through Numanco LLC for each of the above divisions.
         In addition to its analysis of the financial background of Numanco Inc. and the business plans of Numanco LLC, PSO has considered the following financial aspects of the Numanco Companies in connection with its proposed investments in them. The purchase price paid by Nuvest for the Numanco Stock was based on contracts in hand at the time of the purchase, coupled with the belief that operating costs could be decreased by moving the company to Tulsa, Oklahoma and lowering fixed overhead costs, by appointing an experienced manager to operate the company and by securing financing at more favorable rates. Payment of the purchase price by Canton was subject to the satisfaction of three principal conditions: (i) Numanco Inc. would be purchased free from all debts, liabilities, liens or encumbrances, (ii) all backlog contracts (totaling approximately $28,000,000) were in effect with no known contractual problems or issues, and (iii) NSSI would not compete with Numanco Inc. A substantial due diligence review of Numanco was performed focusing primarily on operations and personnel issues. Exhibit 15 hereto contains a list of major items evaluated prior to the purchase of the Numanco Stock.
         As of July 30, 1996, the backlog contracts have increased to approximately $42 million. Confidential Exhibit 16 hereto lists such backlog by customer, Confidential Exhibit 17 hereto contains a table showing financial projections, with certain assumptions, for Numanco through the end of 1997, and Confidential Exhibit 18 hereto contains financial statements of Numanco Inc. and Numanco LLC for the thirteen months ended August 31, 1996. Services to the CSW System
         Numanco LLC is currently providing staff augmentation and radiological services to the South Texas Project ("STP") nuclear facility under a multi-year contract providing for aggregate payments to Numanco of approximately $1.4 million. STP is partially owned by Central Power and Light Company, a CSW subsidiary. Also, Numanco LLC is currently involved in preliminary discussions with PSO regarding possible supplemental substation maintenance support. PSO is in the process of drafting job descriptions that can be used by Numanco LLC to develop pricing information. The cost of all services provided by Numanco LLC to the CSW System will be determined by arms-length negotiation or, more likely, through competitive bidding.
         While Numanco's short term focus is to stabilize existing business, it would also benefit from providing services to PSO and the CSW System. There are several areas where Numanco and the CSW System may achieve synergies, including shared training program development and management of retired employees of the

CSW System who currently provide consulting services to PSO and maintenance support during peak periods.
Item 6.  Exhibits and Financial Statements
         Item 6 is hereby amended to add and/or file the following exhibits:
                Exhibit 4 -
                Financial Statements of Public Service Company of
                Oklahoma, as of September 30, 1996.

                Exhibit 13 -
                Numanco Inc. Income Statement and Balance Sheet for the years ended 1993, 1994 and 1995

                Exhibit 14 -
                Types of personnel available through Numanco LLC.

                Exhibit 15 -
                List of major items evaluated prior to the purchase of the Numanco Stock.

                Confidential Exhibit 16 -
                Backlog by Customer.

                Confidential Exhibit 17 -
                Financial Projections.

                Confidential Exhibit 18 -
                Financial statements of Numanco Inc. and Numanco LLC for the thirteen months ended August 31, 1996.

                                S I G N A T U R E
                                - - - - - - - - -


                Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
                Dated:  December 3, 1996


                                        PUBLIC SERVICE COMPANY
                                        OF OKLAHOMA


                                        By:/s/ William R. McKamey
                                        William R. McKamey
                                        General Manager

                                INDEX OF EXHIBITS

EXHIBIT                                                           TRANSMISSION
NUMBER                             EXHIBITS                          METHOD

   4                  Financial Statements of Public               Electronic
                      Service Company of Oklahoma, as of
                      September 30, 1996

  13                  Numanco Inc. Income Statement and            Electronic
                      Balance Sheet for the years ended
                      1993, 1994 and 1995

  14                  Types of personnel available through         Electronic
                      Numanco LLC.

  15                  List of major items evaluated prior          Electronic
                      to the purchase of the Numanco Stock.

  16                  Backlog by Customer.                           Paper
                      (Confidential)

  17                  Financial Projections.                         Paper
                      (Confidential)

  18                  Financial statements of Numanco Inc.           Paper
                      and Numanco LLC for the thirteen
                      months ended August 31, 1996.
                      (Confidential)